Exhibit 12

		Fiscal Year
(In Millions)	Nine months ended September 30, 2005
		2004	2003	2002	2001	2000
Consolidated pretax income from continuing operations	$295	$366	$186	$235	$196	$259
Amortization of capitalized interest	—	—	—	—	—	—
Interest	83	111	118	105	76	72
Less interest capitalized during the period	—	—	—	—	—	—
Net amortization of debt discount and premium and issuance expense	5	7	8	8	2	—
Interest portion of rental expense	1	1	1	1	—	—

Earnings	$384	$485	$313	$349	$274	$331

Interest	$83	$111	$118	$105	$76	$72
Net amortization of debt discount and premium and issuance expense	5	7	8	8	2	—
Interest portion of rental expense	1	1	1	1	—	—

Fixed Charges	$89	$119	$127	$114	$78	$72

Ratio of Earnings to Fixed Charges	4.3	4.1	2.5	3.1	3.5	4.6